UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE LAUNCH OF “FLET’S HIKARI LIGHT” BY NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

On March 1, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the announcement by its subsidiary, Nippon Telegraph and Telephone East Corporation, of its launch of “FLET’S Hikari LIGHT”, an optical broadband service with a two-tiered fixed-rate structure. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: March 1, 2011

March 1, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE LAUNCH OF “FLET’S HIKARI LIGHT”

BY NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

Nippon Telegraph and Telephone East Corporation (“NTT East”), a subsidiary of Nippon Telegraph and Telephone Corporation, announced the launch of “FLET’S Hikari LIGHT”, an optical broadband service with a two-tiered fixed-rate structure.

For more details, please see the attached NTT East press release.

For further inquiries, please contact: Takayuki Kimura or Yusuke Koizumi Investor Relations Office Nippon Telegraph and Telephone Corporation Phone: +81-3-5205-5581 Fax: +81-3-5205-5589

March 1, 2011

Launch of “FLET’S Hikari LIGHT”

~Introducing a two-tiered fixed-rate service starting from 2,940 yen per month (including tax) that enables customers to start affordably using the Internet~

•

NTT East will launch “FLET’S Hikari LIGHT”, an optical broadband service with a two-tiered fixed-rate structure through which customers who would like to start using the Internet or do not have the opportunity to use the Internet regularly may do so at an affordable rate. Applications will be accepted starting in late March 2011, and the service will be launched on Wednesday, June 1, 2011.

•

“FLET’S Hikari LIGHT” is available starting from 2,940 yen per month (including tax). It is an optical broadband service that can be used with peace of mind, with a fee cap of 6,090 yen (including tax) regardless of how much customers use the service.

1.	Background

NTT East’s total number of subscribers to FLET’S Hikari currently exceeds 8.4 million.*1 However, in order to further expand and promote the use of optical broadband services, NTT East will offer “FLET’S Hikari LIGHT” (the “Service”) to customers who would like to start using the Internet, but are not sure how much they would be using it, or those who do use the Internet, but do not have the opportunity to use it regularly, so that they can start using the Internet, among other things, for low basic charges.

By using the Service, other service offerings can be used affordably, such as FLET’S TEREBI*2 as a digital terrestrial television countermeasure or easy-to-use terminals (such as the Hikari i-Frame*2) for customers, including the elderly and those who do not own personal computers.

Notes:

1.	As of January 2011.
2.	Separate subscriptions and monthly usage fees, etc., will be required to use each of the services and devices.

2.	Charges

(1)	Monthly charges*3

Service	FLET’S Hikari LIGHT
Monthly charges

Basic charges	2,800 yen (2,940 yen, including tax)	Includes usage of up to 200 MB

Maximum charges	5,800 yen*4 (6,090 yen, including tax)	Applies to usage of 1,200 MB or more

Metered communication charges*5	30 yen per 10 MB*6 (31.5 yen, including tax)

Notes:

3.	Separate subscription and usage fees with an Internet service provider are required to use the Internet.
4.	Due to changes in subscribed items (except for changes in items between the Service and “FLET’S Hikari Next Business Type” or “B FLET’S Business Type/Basic Type”) during the month, if the total bill covering both items exceeds the maximum monthly charges, the maximum charges will apply.
5.	Metered communication charges apply to both upstream and downstream communication.
6.	Any communication volume under 10 MB will be rounded up to 10 MB.

<Image of charge structure>

(2)	Initial costs

• Subscription charge:	800 yen (840 yen, including tax)

• Installation charges:	2,000 yen (2,100 yen, including tax)
[when applying the initial installation charge discount]*7

Notes:

7.	Typical installation charges (after the initial installation charge discount) for the Service’s applications received by Tuesday, May 31, 2011 and when the Service is commenced between Wednesday, June 1, 2011 and Wednesday, November 30, 2011. Depending on the specifics of the installation, separate installation charges may apply. Installation charges for applications received after June 2011 will be announced separately.
*	The initial installation charge discount is applied to installation charges at the time of a new application, on the condition that a customer will continue using this Service for 24 consecutive months. If the subscription is cancelled at the customer’s request during that period, 8,400 yen (including tax) will be charged as a partial repayment of the installation charge discount. For customers wishing to use the Service for a shorter period of time, etc., NTT East offers a plan without any initial installation charge discounts that does not require consecutive use for a certain period of time.
*	See Attachment 1, “2. Installation charges”, for details on initial installation charges.

3.	Details of the Service and its coverage area (See Attachment 2 for image of service provision)

(1)	Details of the Service

• Maximum transmission speed:	100 Mbps*8

• Basic sessions:	2 sessions

• Optional services:	See Attachment 3

Note:

8.	100 Mbps is the maximum speed based on technical standards between NTT East’s optical network units (ONUs) installed at customers’ homes and NTT East’s facilities. Actual speed may decrease depending on the customers’ use environment and the state of circuit congestion.

(2) Coverage area:	17 prefectures in NTT East area (Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata, Miyagi, Fukushima, Iwate, Aomori, Yamagata, Akita and Hokkaido)*9

Note:

9.	Same as FLET’S Hikari Next coverage area. Also, depending on the condition of the customer’s building facilities or other factors, the Service may not be available, even within the coverage area.

4.	Start date for accepting applications and launch date

• Applications accepted:	Late March 2011*10

• Launch date*11:	Wednesday, June 1, 2011

Notes:

10.	The start date for accepting applications will be announced separately on the FLET’S website (http://www.flets.com) and elsewhere, as soon as it is fixed.
11.	The period from application to service commencement may vary depending on customers’ equipment and facilities and other factors.

5.	Launch of the Service

If customers apply for the Service on or before Tuesday, May 31, 2011 and also request to use FLET’S Hikari Next service at the time of application, they will be able to use FLET’S Hikari Next until the Service commences, and will gradually be switched*12*13 over to the Service, free of charge, after Wednesday, June 1, 2011. (No monthly charges from the “FLET’S Hikari Smiles MANKAI Campaign” will apply from the start of FLET’S Hikari Next use.)*14*15

Notes:

12.	The switchover date to the Service will vary for each customer, depending on NTT East’s facilities and other factors.
13.	Upon advance notification of the installation date, the switchover will be performed within NTT East facilities alone.
14.	For customers who have used FLET’S Hikari Next up until the commencement of the Service, the initial date of the no monthly charges period currently offered as part of the “FLET’S Hikari Smiles MANKAI Campaign” would be the start date of FLET’S Hikari Next service.
15.	For details on no monthly charges, see Attachment 1, “1. Monthly charges.”

6.	Application of campaigns (no monthly charges and installation charges discounts, etc.)

Just as for FLET’S Hikari Next and B FLET’S, the “FLET’S Hikari Smiles MANKAI Campaign” which is currently being offered, various installation charge discounts and campaigns will apply to the Service. [See Attachment 1.]

7.	Gift campaigns

To commemorate the launch of the Service, NTT East plans to run, from early April 2011, a “Root for Ichiro Campaign” (tentative name), in which entrants answer a quiz to win a trip to Seattle, U.S.A., to root for Ichiro and, for customers using a FLET’S Hikari service, the “Ichiro Goods Present” campaign in which entrants can win a baseball signed by Ichiro, a bat or uniform.

Notes:

*	Campaign details, such as entry period, conditions and number of prize winners, will be announced separately on the FLET’S website (http://www.flets.com).
*	The details of the campaigns described herein may change.

8.	Logos

9.	For applications and further information on the Service

(1)	For online applications and inquiries: FLET’S official website (http://www.flets.com)

(2)	For inquiries by phone: 0120-116116

Business hours:     9:00 a.m. ~ 9:00 p.m. (Monday through Sunday, including holidays)

(Closed December 29 to January 3)

Attachment 1:	No monthly charges, installation charge discounts and other campaigns

Attachment 2:	Image of service provision

Attachment 3:	Optional services available with “FLET’S Hikari LIGHT”

For press inquiries, please contact:
Takayuki Nagashima or Takatoshi Iwamoto
Broadband Service Department
Consumer Business Headquarters
Nippon Telegraph and Telephone East Corporation
TEL: +81-3-5359-9431

[Attachment 1] No monthly charges, installation charge discounts and other campaigns

1.	Monthly charges

(1)	Customers who request to use FLET’S Hikari Next service at the time of application for the Service, and use FLET’S Hikari Next until the launch of the Service, will be switched to the Service after Wednesday, June 1, 2011

Period of no monthly charges	Application period	Eligible customers*3	Charges applied
3 months or 1 month*1 from the start date of FLET’S Hikari Next Online applications 4 months or 2 months*1*2	Late March 2011 to Tuesday, May 31, 2011	Customers who newly apply during the application period and commence the Service by Wednesday, November 30, 2011	Monthly charges (basic monthly charges and metered communication charges)

(2)	Customers other than the above, who wish to newly apply for the Service

Period of no monthly charges	Application period	Eligible customers*3	Charges applied
3 months or 1 month*[1] from the start date of the Service Online applications 4 months or 2 months*1*2	Late March 2011 to Tuesday, May 31, 2011	Customers who newly apply during the application period and commence the Service by Wednesday, November 30, 2011	Monthly charges (basic monthly charges and metered communication charges)

Notes:
1.	Customers in the NTT East branch areas of Tokyo, Kanagawa, Chiba, Saitama and Hokkaido will have no monthly charges for three months (or four months for applications submitted online). Customers in the NTT East branch areas of Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata, Miyagi, Fukushima, Iwate, Aomori, Yamagata and Akita will have no monthly charges for one month (or two months for applications submitted online).
•	NTT East branch areas may not necessarily coincide with administrative prefectural or municipal borders.

For example, there may be cases where FLET’S Hikari is used in Saitama prefecture, but the campaign run by the NTT East Gunma branch applies. (For parts of Menuma Kojima, Kumagaya-shi, Saitama, parts of Kita-Kawabe-machi, Kita-Saitama-gun, and parts of Kamikawa-machi, Kodama-gun, the no monthly charges period will be one month (or two months for applications submitted online).)

2.	Applicable to applications submitted via the official FLET’S website (http://flets.com) or web116.jp (http://web116.jp).
3.	This no monthly charges campaign may not apply to customers who have been eligible in the past for no monthly charges campaigns from NTT East.

*	The campaign period may be extended.

*	Applicants will apply for both this campaign and the initial installation charge discount. Applicants may not select and apply for only one offer.

2.	Installation charges

Application period*4	Eligible customers			Initial installation charges after discount*5~7
Late March 2011 to Tuesday, May 31, 2011	Customers who newly apply during the application period and commence service by Wednesday, November 30, 2011	Customers who request to use FLET’S Hikari Next service at the time of application for the Service, and use FLET’S Hikari Next until the launch of the Service, will be switched to the Service after Wednesday, June 1, 2011		FLET’S Hikari Next initial installation charges 2,000 yen*8*9 (2,100 yen, including tax) Item change installation charges to the Service Free of charge*10
		Customers other than the above	Customers who wish to newly apply for the Service	The Service initial installation charges 2,000 yen*8*9 (2,100 yen, including tax)
			Customers who use FLET’S Hikari Next or B FLET’S and have applied to be switched to the Service	Item change installation charges to the Service Free of charge*10

Notes:
4.	Installation charges for applications made in or after June 2011 will be announced separately.
5.	For basic installation charge add-ons and other installation charges, set charges will be added.
6.	For typical installations. The discount may not apply in certain cases depending on the specifics of the installation.
7.	A separate subscription fee of 800 yen (840 yen, including tax) is required.
8.	A program is offered in which the new customers who join the FLET’S Hikari Members Club may exchange points for joining for gift certificates and other items worth an amount equal to the discounted installation charges.
*	There are no annual fees or registration fees for the FLET’S Hikari Members Club. Member registration is required to join.
*	Points for joining are provided only once for each subscription line at the time of membership application.
*	For more information on the FLET’S Hikari Members Club, visit the official FLET’S Hikari Members Club website (https://flets-members.jp).
9.	The installation charges are subject to consecutive use of FLET’S Hikari for 24 months. If the subscription is cancelled at the customer’s request during that period, 8,400 yen (including tax) will be charged as a partial repayment of the installation charge discount. (The amount may be different if wiring in the customer’s home is reused for another service. Also, customers who move out to a non-FLET’S Hikari coverage area, including moves to an NTT West area, are excluded.) Further, for customers wishing to use the service for a shorter period of time, NTT East offers a plan without any installation charge discounts that does not require consecutive use for a certain period of time.
10.	The installation charges for Hikari Denwa’s switchboards, etc. and devices, as well as installation charges for FLET’S TEREBI Transmission Service’s switchboards are free of charge. However, installation charges are separately incurred for device switchovers related to Hikari Denwa when done at the customer’s request.

*	The campaign period may be extended.

*	If the wiring within a customer’s home will be reused and the customer will install an optical network unit (ONU) on his or her own, there will be no initial installation charges.

*	The installation charges discount may not apply to customers who have been eligible in the past for “no charge” campaigns from NTT East.

3.	Hikari Denwa installation charges

Switchboard installation charges and device installation charges that apply for new applications will be treated in a similar manner to charges in the “FLET’S Hikari Smiles MANKAI Campaign”*11, which is currently offered.

*11	For details on the “FLET’S Hikari Smiles MANKAI Campaign”, visit http://www.ntt-east.co.jp/release/1101/110124a.html.

[Attachment 2] Image of service provision

*	“Maximum 200 Mbps” and “Maximum 100 Mbps” means the maximum speed based on technical standards between NTT East’s ONUs installed at customers’ homes and NTT East’s facilities.

Actual speed when using the Internet, etc. may decrease depending on the customers’ use environment and the state of circuit congestion.

[Attachment 3] Optional services available with “FLET’S Hikari LIGHT”

•	FLET’S Virus Clear[1]

•	Remote Support Service[1]

•	FLET’S Market[1]

•	Hikari Denwa

•	FLET’S TEREBI Transmission Service[2]

•	FLET’S SPOT

•	FLET’S Session Plus[3]

•	Set Up Service[3]

•	Home Visit Support Service[3]

•	24-hour On-site Repair Option[3]

Notes:
1	Regardless of the actual communication volume generated, a communication volume of 40 MB/month, 10 MB/month and 20 MB/month is added to FLET’S Virus Clear, Remote Support Service and FLET’S Market, respectively, until further notice.
2	Separate broadcast subscription, usage and other fees will be required to use this service.
3	The communication charges incurred during the use of these services are subject to billing.

*	Separate subscriptions are required to use the optional services.